09058862

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51483

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2008 (MM/DD/YY) AND ENDING DECEMBER 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASB SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 AVENUE OF THE AMERICAS
(No. and Street)

NEW YORK	NEW YORK	10105-4300
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICK A. KEENAN 212-698-3433
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOEL E. SAMMET & CO., LLP
(Name – *if individual, state last, first, middle name*)

60 BROAD STREET	NEW YORK	NEW YORK	10004-2515
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/9

BB 3/17

OATH OR AFFIRMATION

I, Patrick A. Keenan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASB Securities, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Patrick A. Keenan
Signature

Senior Vice-President/CFO
Title

Amy Tagliavia
Notary Public

AMY TAGLIAVIA
Notary Public, State of New York
No. 01TA6197937
Qualified in Kings County
Commission Expires December 8, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Joel E. Sammet & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

JOEL E. SAMMET, CPA (1925-1968)
DAVID R. SAFER, CPA (RETIRED)
BERNARD TURNER, CPA (RETIRED)
JEROME S. GRUBIN, CPA
FRANKLIN M. JACOBSON, CPA
STEVEN A. SOKOL, CPA

Board of Directors
ASB Securities, LLC

In planning and performing our audit of the financial statements of ASB Securities, LLC, for the year then ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. The Company is exempt from making quarterly securities examinations and exempt from obtaining and maintaining physical possession because of the exemptions provided by SEC rule 15c-3(k)(2)(B) and Regulation 17a-13(a).

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Continued

60 BROAD STREET, SUITE 3600, NEW YORK, NEW YORK 10004 T:212.269.8628 F:212.809.6185 jes@sammetco.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

RECOMMENDATIONS

NONE

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joel E. Sammet & Co., LLP

New York, New York
February 23, 2009

ASB SECURITIES, LLC

FOCUS REPORT - FORM X-17A-5

PART I

DECEMBER 31, 2008

JOEL E. SAMMET & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

OMB APPROVAL	
OMB Number:	3235-0123
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER: ASB SECURITIES, LLC [13]

SEC FILE NO.: 8-51483 [14]

FIRM I.D. NO.: 46585 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

1345 AVENUE OF THE AMERICAS [20]
(No. and Street)

NEW YORK [21] NEW YORK [22] 10004 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/08 [24]

AND ENDING (MM/DD/YY): 12/31/08 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT — **(Area Code) — Telephone No.**

PATRICK A. KEENAN [30] 212-698-3433 [31]

NAMES OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [x] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITIED REPORT [x] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements, and schedukes remain true, correct and complete as previously submitted.

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

Dated the 26th day of February, 2009
Manual signatures of:
1) [signature]
Principal Executive Officer or Managing Partner
2) [signature]
Principal Financial Officer or Partner
3) [signature]
Principal Operations Officer or Partner

ATTENTION — Intentional misstatement or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

JOEL E. SAMMET & CO., LLP [70]

ADDRESS

Number and Street	City	State	Zip Code
60 BROAD STREET [71]	NEW YORK [72]	NEW YORK [73]	10004 [74]

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

Joel E. Sammet & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

JOEL E. SAMMET, CPA (1925-1968)
DAVID R. SAFER, CPA (RETIRED)
BERNARD TURNER, CPA (RETIRED)
JEROME S. GRUBIN, CPA
FRANKLIN M. JACOBSON, CPA
STEVEN A. SOKOL, CPA

INDEPENDENT AUDITORS' REPORT

Board of Directors
ASB Securities, LLC

We have audited the accompanying financial condition of ASB Securities, LLC, as of December 31, 2008, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ASB Securities, LLC at December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Joel E. Sammet & Co., LLP

New York, New York
February 23, 2009

60 BROAD STREET, SUITE 3600, NEW YORK, NEW YORK 10004 T:212.269.8628 F:212.809.6185 jes@sammetco.com

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER 1 ASB SECURITIES, LLC — N 2 — 100

STATEMENT OF FINANCIAL CONDITION

as of (MM/DD/YY) 12/31/08 — 99

SEC FILE NO. 8-51483 — 98

Consolidated [ ] 198

Unconsolidated [X] 199

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	2 $ 392,389 [200]		$ 392,389 [750]
2. Cash segregated in compliance with federal and other regulations	[210]		[760]
3. Receivable from brokers or dealers and clearing organizations:			
A. Failed to deliver:			
1. Includable in "Formula for Reserve Requirements"	[220]		
2. Other	[230]		[770]
B. Securities borrowed:			
1. Includable in "Formula for Reserve Requirements"	[240]		
2. Other	[250]		[780]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[260]		
2. Other	3 [270]		[790]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[280]		
2. Other	[290]		[800]
E. Other	[300]	$ [550]	7 [810]
4. Receivables from customers:			
A. Securities accounts:			
1. Cash and fully secured accounts	[310]		
2. Partly secured accounts	[320]	[560]	
3. Unsecured accounts		[570]	
B. Commodity accounts	[330]	[580]	
C. Allowance for doubtful accounts	4 ( ) [335]	( ) [590]	[820]
5. Receivables from non-customers:			
A. Cash and fully secured accounts	[340]		
B. Partly secured and unsecured accounts	[350]	[600]	[830]
6. Securities purchased under agreements to resell	[360]	6 [605]	[840]
7. Securities and spot commodities owned, at market value:			
A. Bankers acceptances, certificates of deposit and commercial paper	9,406,000 [370]		
B. U.S. and Candaian government obligations	[380]		
C. State and municipal government obligations	[390]		
D. Corporate obligations	5 [400]		

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER ASB SECURITIES, LLC as of 12/31/08

STATEMENT OF FINANCIAL CONDITION

ASSETS

		Allowable	Non-Allowable	Total
E. Stocks and warrants [9]		$ [410]		
F. Options		[420]		
G. Arbitrage		[422]		
H. Other securities		[424]		
I. Sport commodities		[430]		$ 9,406,000 [850]
8. Securities owned not readily marketable:				
A. At Cost [8]	$ [130]	[440]	$ [610]	[860]
9. Other investments not readily marketable:				
A. At Cost	$ [140]			
B. At estimated fair value		[450]	[620]	[870]
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:				
A. Exempted securities	$ [150]			
B. Other	$ [160] [10]	[460]	[630]	[880]
11. Secured demand notes-market value of collateral:				
A. Exempted securities	$ [170]			
B. Other	$ [180]	[470]	[640]	[890]
12. Memberships in exchanges:				
A. Owned, at market value	$ [190]			
B. Owned at cost			[650]	
C. Contributed for use of company, at market value		[12]	[660]	[900]
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[480]	[670] [14]	[910]
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)		[490]	[680]	[920]
15. Other Assets:				
A. Dividends and interest receivable		[500]	[690]	
B. Free shipments		[510]	[700]	
C. Loans and advances		[520]	[710]	
D. Miscellaneous [11]		[530]	701,999 [720]	701,999 [930]
16. TOTAL ASSETS		$ 9,798,389 [540] [13]	$ 701,999 [740]	$ 10,500,388 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER ASB SECURITIES, LLC — as of 12/31/08

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*	Non-A.I. Liabilities*	Total
17. Bank loans payable:			
A. Includable in "Formula for Reserve Requirements"	$ [1030]	$ [1240]	$ [1460]
B. Other	[1040]	$ [1250]	$ [1470]
18. Securities sold under repurchase agrement		[1260]	[1480]
19. Payable to brokers or dealers and clearing organizations:			
A. Failed to receive:			
1. Includable in "Formula for Reserve Requirements"	[1050]	[1270]	[1490]
2. Other	[1060]	[1280]	[1500]
B. Securities loaned:			
1. Includable in "Formula for Reserve Requirements"	[1070]		21 [1510]
2. Other	16 [1080]	[1290]	[1520]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[1090]		[1530]
2. Other	[1095]	19 [1300]	[1540]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[1100]		[1550]
2. Other	[1105]	[1310]	[1560]
E. Other:	[1110]	[1320]	[1570]
20. Payable to customers:			
A. Securities accounts-including free credits of 15 $ [950]	[1120]		22 [1580]
B. Commodities accounts	17 [1130]	[1330]	[1590]
21. Payable to non customers:			
A. Securities accounts	[1140]	[1340]	[1600]
B. Commodities accounts	[1150]	[1350]	[1610]
22. Securities sold not yet purchased at market value-including arbitrage of $ [960]		[1360]	[1620]
23. Accounts payable and accrued liabilities and expenses:			
A. Drafts payable	[1160]		[1630]
B. Accounts payable	[1170]		3,345,488 [1640]
C. Income taxes payable	[1180]		23 163,117 [1650]
D. Deferred income taxes		20 [1370]	[1660]
E. Acrued expenses and other liabilities	[1190]		[1670]
F. Other	18 [1200]	[1380]	[1680]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER ASB SECURITIES, LLC as of 12/31/08

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*		Non-A.I. Liabilities*		Total	
24. Notes and mortgages payable:						
A. Unsecured	$	1210			$	1690
B. Secured	25	1211	$	1390		1700
25. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders 24 $ [970]						
2. Includes equity subordination (15c3-1(d)) of $ [980]						
B. Securities borowings, at market value from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements				1420	27	1730
1. from outsiders $ [1000]						
2. Includes equity subordination (15c3-1(d)) of $ [1010]						
D. Exchange memberships contributed for use of company, at market value			26	1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
26. TOTAL LIABILITIES	$	1230	$	1450	$ 3,508,605	1760

Ownership Equity			
27. Sole Proprietorship		$	1770
28. Partnership-limited partners	$ [1020]	$	1780
29. Corporation:			
A. Preferred stock			1791
B. Common stock		28 1,000	1792
C. Additional paid-in capital			1793
D. Retained earnings		6,990,783	1794
E. Total		6,691,783	1795
F. Less capital stock in treasury		( )	1796
30. TOTAL OWNERSHIP EQUITY		$ 6,691,783	1800
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 10,500,388	1810

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER ASB SECURITIES, LLC as of 12/31/08

COMPUTATION OF NET CAPITAL

Item	Description					Amount	Code
1.	Total ownership equity from Statement of Financial Conditon - Item 1800					$ 6,991,783	3480
2.	Deduct Ownership equity not allowable for Net Capital					( )	3490
3.	Total ownership equity qualified for Net Capital					6,991,783	3500
4.	Add:						
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital						3520
	B. Other (deductions) or allowable credits (List)					33	3525
5.	Total capital and allowable subordinated liabilities					$ 6,991,783	3530
6.	Deductions and/or charges:						
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)			$ 701,999	3540		
	1. Additional charges for customers' and non-customers' security accounts			$	3550		
	2. Additional charges for customers' and non-customers' commodity accounts				3560		
	B. Aged fail-to-deliver				3570		
	1. Number of items	29	3450				
	C. Aged short security differences-less reserve of	$	3460	30	3580		
	number of items		3470				
	D. Secured demand note deficiency				3590		
	E. Commodity futures contracts and spot commodities - proproetary capital charges				3600		
	F. Other deductions and/or charges				3610		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)				3615		
	H. Total deductions and/or charges					(701,999)	3620
7.	Other additions and/or allowable credits (List)						3630
8.	Net capital before haircuts on securities positions					$ 6,289,784	3640
9.	Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):						
	A. Contractual securities committments			$	3660		
	B. Subordinated securities borrowings				3670		
	C. Trading and investment securities:						
	1. Bankers' acceptances, certificates of deposit and commercial paper			31	3680		
	2. U.S. and Canadian government obligations				3690		
	3. State and municipal government obligations				3700		
	4. Corporate obligations				3710		
	5. Stocks and warrants				3720		
	6. Options				3730		
	7. Arbitrage				3732		
	8. Other securities			32	3734		
	D. Undue Concentration				3650		
	E. Other (List)				3736	( )	3740
10.	Net Capital					$ 6,289,784	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	ASB SECURITIES, LLC	as of 12/31/08

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Line	Description		Amount	Box
11.	Minimum net capital required (6⅔% of line 19)	$		3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3758
13.	Net capital requirement (greater of line 11 or 12)	$		3760
14.	Excess net capital (line 10 less 13)	$		3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	35 $		3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Description		Amount	Box		Amount	Box
16.	Total A.I. liabilities from Statement of Financial Condition				$		3790
17.	Add:						
	A. Drafts for immediate credit	34 $		3800			
	B. Market value of securities borrowed for which no equivilent value is paid or credited	$		3810			
	C. Other unrecorded amounts (List)	$		3820	$		3830
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))				$		3838
19.	Total aggregate indebtedness				$		3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by lne 10)				%		3850
21.	Percentage of aggregate indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 25)				%		3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line	Description		Amount	Box
22.	2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	36 $		3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	250,000	3880
24.	Net capital requirement (greater of line 22 or 23)	$	250,000	3760
25.	Excess net capital (line 10 less 24)	$	6,039,784	3910
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line17 page 8)	%		3851
27.	Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 ÷ by line 17 page 8)	%		3854
28.	Net capital in excess of the greater of: A. 5% of combines aggregate debit items or $120,000	$	6,169,784	3920

OTHER RATIOS

Part C

Line	Description		Amount	Box
29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%		3860
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agrements or secured demand notes covered by subordination agrements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

NOTE 1 ORGANIZATION AND NATURE OF BUSINESS

ASB Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), formerly known as the National Association of Security Dealers. The Company is a single member limited liability company that is a wholly-owned subsidiary of Arnhold and S. Bleichroeder Holdings, Inc. ("Parent").

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises underwriting and service fee income.

Underwriting and Service Fees

First Eagle Funds Distributors, a division of ASB Securities LLC, is the principal underwriter to the First Eagle group of mutual funds consisting of six separate portfolios, First Eagle Global Fund, First Eagle Overseas Fund, First Eagle U.S. Value Fund, First Eagle Gold Fund, First Eagle Overseas Variable Fund and First Eagle Fund of America (collectively the "Funds"). The Company earns income from sales loads and charges to the Funds.

Commissions

Commissions are recorded on a trade date basis as securities transactions occur.

Securities Transactions

The Company is a non-clearing broker-dealer. Customers' securities transactions, if any, are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. All customer transactions, if any, are cleared through a clearing broker, and their securities and accounts are carried by the clearing broker.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 CUSTOMER PROTECTION

The Company is exempt from the Customer Protection Act by virtue of the exemption provided for by SEC Rule 15c3-3(k)(2)(i).

NOTE 4 REGULATORY REQUIREMENTS

The Company is a registered broker-dealer, and accordingly is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission and the capital rules of FINRA. The Company has elected to use the alternative net capital method permitted by the Rule, which requires the Company to maintain minimum net capital, also as defined, equal to 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2008 net capital was $6,289,784. The minimum required net capital was $250,000 leaving an excess net capital of $6,039,784.

NOTE 5 CUSTODY AND SAFEKEEPING

The Company is not required to conduct quarterly security counts because it is exempt therefrom by the provisions of Regulation 17a-13(a).

NOTE 6 INCOME TAXES

The Company is a single member limited liability company. It does not file any tax returns, but all information is reported on its Parent's tax return. Federal, state and city income tax expenses are calculated based on the Company's net income. Included in operations are $2,025,058 of federal income taxes and $788,983 of state and city income taxes.

NOTE 7 PLANNED DISTRIBUTION TO PARENT COMPANY

The Company plans to make a $4,000,000 distribution of excess net capital to its parent on or around March 16, 2009.

ASB SECURITIES, LLC

FOCUS REPORT - FORM X-17A-5

PART II

DECEMBER 31, 2008

JOEL E. SAMMET & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

PART II - FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

BROKER OR DEALER ASB SECURITIES, LLC

For the period (MMDDYY) from 1/1/08 [3932] to 12/31/08 [3933]

Number of months included in this statement [3931]

STATEMENT OF INCOME (LOSS)

REVENUE			
1. Commissions:			
a. Commissions on transactions in listed equity securities executed on an exchange		$ 2,227	3935
b. Commissions on transactions in exchange listed equity securities executed over-the-counter			3937
c. Commissions on listed option transactions			3938
d. All other securities commissions			3939
e. Total securities commissions		2,227	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in over-the-counter equity securities			3941
1. Includes gains or (losses) OTC market making in exchange listed equity securities	3943		
b. From trading in debt securities			3944
c. From market making in options on a national securities exchange			3945
d. From all other trading			3949
e. Total gains or (losses)			3950
3. Gains or losses on firm securities investment accounts			
a. Includes realized gains (losses)	4235		
b. Includes unrealized gains (losses)	4236		
c. Total realized and unrealized gains (loses)			3952
4. Profits or (losses) from underwriting and selling groups			3955
a. Includes underwriting income from corporate equity securities	4237		
5. Margin interest			3960
6. Revenue from sale of investment company shares		6,609,349	3970
7. Fees for account supervision, investment advisory and administrative services			3975
8. Revenue from research services			3980
9. Commodities revenue			3990
10. Other revenue related to securities business			3985
11. Other revenue		157,543	3995
12. Total revenue		$ 6,769,119	4030
EXPENSES			
13. Registered representative's compensation		$	4110
14. Clerical and administrative employees' expenses			4040
15. Salaries and other employment costs for general partners, and voting stockholder officers			4120
a. Includes interest credited to General and Limited Partners capital accounts	4130		
16. Floor brokerage paid to certain brokers (see definition)			4055
17. Commissions and clearance paid to all other brokers (see definition)			4145
18. Clearance paid to non-brokers (see definition)			4135
19. Communications			4060
20. Occupancy and equipment costs			4080
21. Promotional costs			4150
22. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	4070		
23. Losses in error account and bad debts			4170
24. Data processing costs (including service bureau service charges)			4186
25. Non-recurring charges			4190
26. Regulatory fees and expenses		107,037	4195
27. Other expenses		876,203	4100
28. Total expenses		$ 983,240	4200
NET INCOME			
29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28)		5,785,879	4210
30. Provision for Federal income taxes (for parent only)		2,025,058	4220
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	4238		
32. Extraordinary gains (losses)			4224
a. After Federal income taxes of	4239		
33. Cumulative effect of changes in accounting principles			4225
34. Net income (loss) after Federal income taxes and extraordinary items		$ 3,760,821	4230
MONTHLY INCOME			
35. Income (current month only) before provision for Federal income taxes and extraordinary items		$ 335,382	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER ASB SECURITIES, LLC as of 12/31/08

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balancesin customers' security accounts (see Note A, Exhibit A, Rule 15c3-3) [46]	$ [4340]		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)	[4350]		
3. Monies payable against customers' securities loaned (see Note C)	[4360]		
4. Customers' securities failed to receive (see Note D)	[4370]		
5. Credit balances in firm accounts which are attributable to principal sales to customers	[4380]		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	[4390]		
7. **Market value of short security count differences over 30 calendar days old	[4400]		
8. **Market value of short securities and credits (not to be offset by logs or by debits) in all suspense accounts over 30 calendar days [47]	[4410]		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agnet or the issuer during the 40 days	[4420]		
10. Other (List)	[4425]		
11. TOTAL CREDITS		$	[4430]

DEBIT BALANCES

12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$ [4440]		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	[4450]		
14. Failed to deliver of customers' securities not older than 30 calendar days	[4460]		
15. Margin required and on deposit with Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)	[4465]		
16. Other (List). [48]	[4469]		
17. **Aggregate debit items		$	[4470]
18. **Less 3% (for alternative method only–see Rule 15c3-1(f)(5)(i)		( )	[4471]
19. **TOTAL 14c3-3 DEBITS		$	[4472]

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11) [49]	$	[4480]
21. Excess of total credits over total debits (line 11 less line 19)		[4490]
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		[4500]
23. Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period		[4510]
24. Amount of deposit (or withdrawal) including $ [4515] value of qualified securities		[4520]
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ [4525] value of qualified securities	$	[4530]
26. Date of deposit (MMDDYY)		[4540]

FREQUENCY OF COMPUTATION

27. Daily [50] [4332] Weekly [4333] Monthly [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER ASB SECURITIES, LLC as of 12/31/08

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check only one)
   - A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... 52 $ ______ [4550]
   - B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... ______ [4560]
   - C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
     Name of clearing firm 51 Natixis Bleichroeder Inc. [4335] ______ [4570]
   - D. (k)(3) — Exempted by order of the Commission .... ______ [4580]

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and number of otems of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possesion or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frame specified under Rul 15c3-3. Notes A and B .... $ ______ [4586]
   - A. Number of items .... ______ [4587]
2. Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D .... $ ______ [4588]
   - A. Number of items .... 53 ______ [4589]

OMIT PENNIES

3. The system and procedures utilitzed in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 .... Yes ______ [4584] No ______ [4585]

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent with the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequest basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER ASB SECURITIES, LLC as of 12/31/08

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

CUSTOMER'S REGULATED COMMODITY FUTURES ACCOUNTS

SEGREGATION REQUIREMENTS

1. Net ledger balance:		
A. Cash		7010
B. Securities (at market)		7020
2. Net unrealized profit (loss) in open futures contracts traded on a contract market		7030
3. Exchange traded options:		
A. Add: Market Value of an open option contracts purchased on a contract market		7032
B. Deduct: Market Value of an open option contracts granted (sold) on a contract market		7033
4. Net equity (deficit) (total of 1, 2 and 3)		7040
5. Add accounts liquidating to a deficit and accounts with debit balances with no open trades		7050
6. Amount required to be segregated (total of 5 and 4)		7060

FUNDS ON DEPOSIT IN SEGREGATION

7. Deposited in segregated funds bank accounts:		
A. Cash		7070
B. Securities representing investments of customers' fund (at market)		7080
C. Securities held in particular customers or option customers in lieu of cash (at market)		7090
8. Margin on deposits with clearing organizations of contract markets:		
A. Cash		7100
B. Securities representing investments of customers' fund (at market)		7110
C. Securities held in particular customers or option customers in lieu of cash (at market)		7120
9. Settlement due from (to) clearing organizations of contract markets		7130
10. Exchange traded options:		
A. Add: Unrealized receivables for option contracts purchased on contract markets		7132
B. Deduct: Unrealized obligations for option contracts granted (sold) on contract markets		7133
11. Net equities with other FCMs		7140
12. Segregated funds on hand:		
A. Cash		7150
B. Securities representing investments of customers' funds (at market)		7160
C. Securities held for particular customers in lieu of cash (at market)		7170
13. Total amount in segregation *total of 7 through 12)	$	7180
14. Excess (insufficiency) funds in segregation (13 minus 6)	$	7190

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER ASB SECURITIES, LLC as of 12/31/08

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposal Withdrawal or Accrual See below for code to enter		Name of Lender or Contributor		Insider or Outsider? (In or Out)		Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)		(MMDDYY) Withdrawal or Maturity Date		Expect to Renew (Yes or No)	
54	1	4600	ASB Holdings Inc.	4601	In	4602	$4,000,000	4603	03/16/09	4604	No	4605
55		4610		4611		4612		4613		4614		4615
56		4620		4621		4622		4623		4624		4625
57		4630		4631		4632		4633		4634		4635
58		4640		4641		4642		4643		4644		4645
59		4650		4651		4652		4653		4654		4655
60		4660		4661		4662		4663		4664		4665
61		4670		4671		4672		4673		4674		4675
62		4680		4681		4682		4683		4684		4685
63		4690		4691		4692		4693		4694		4695

Total $ 64 4,000,000 4699*

OMIT PENNIES

* To agree with the total on Recap (Item No. 4880)

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Capital Withdrawals
PART II

BROKER OR DEALER ASB SECURITIES, LLC as of 12/31/08

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

1. **Equity Capital**				
A. Partnership Capital:				
1. General Partners	65 $	4700		
2. Limited		4710		
3. Undistributed Profits		4720		
4. Other (describe below)		4730		
5. Sole Proprietorship		4735		
B. Corporation Capital:				
1. Common Stock		4740		
2. Preferred Stock		4750		
3. Retained Earnings (Dividends and Other)	66 4,000,000	4760		
4. Other (describe below)		4770		
2. **Subordinated Liabilities**				
A. Secured Demand Notes		4780		
B. Cash Subordinates		4790		
C. Debentures		4800		
D. Other (describe below)		4810		
3. **Other Anticipated Withdrawals**				
A. Bonuses		4820		
B. Voluntary Contributions to Pension or Profit Sharing Plans	67	4860		
C. Other (describe below)		4870		
Total			$ 4,000,000	4880

4. **Description of Other**

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 3,230,962	4240
A. Net income (loss)			3,760,821	4250
B. Additions (includes non-conforming capital of	$	4263	68	4260
C. Deductions (includes non-conforming capital of	$	4272		4270
2. Balance, end of period (From Item 1800)			$ 6,991,783	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases	( )	4320
4. Balance, end of period (From Item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER ASB SECURITIES, LLC

as of 12/31/08

FINANCIAL AND OPERATIONAL DATA

		Valuation		Number	
1.	Month end total number of stock record breaks unresolved over three business days				
	A. breaks long	$	4890		4900
	B. breaks short	72 $	4910	74	4920
2.	Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calendar quarter? (Check one)	Yes	4930	No	4940
3.	Personnel employed at end of reporting period:				
	A. Income producing personnel			17	4950
	B. Non-income producing personnel (all other)			42	4960
	C. Total			59	4970
4.	Actual number of tickets executed during current month of reporting period				4980
5.	Nunber of corrected customer confirmations mailed after settlement date				4990

	No. of Items		Debit (Short Value)		No. of Items		Credit (Long Value)	
6. Money differences 69		5000	$	5010		5020	75 $	5030
7. Security suspense accounts		5040	$	5050		5060	$	5070
8. Security difference accounts		5080	$	5090		5100	$	5110
9. Commodity suspense accounts		5120	$	5130		5140	$	5150
10. Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and inter-company accounts which could result in a charge — unresolved amounts over 30 calendar days		5160	$	5170		5180	$	5190
11. Bank account reconciliations — unresolved amounts over 30 calendar days		5200	71 $	5210 73		5220	$	5230
12. Open transfers over 40 calendar days, not confirmed		5240	$	5250		5260	$	5270
13. Transactions in reorganization accounts — over 60 calendar days 70		5280	$	5290		5300	76 $	5310
14. Total		5320	$	5330		5340	$	5350

	No. of Items		Leger Amount		Market Value	
15. Failed to deliver 11 business days or longer (21 Business Days or longer in the case of Municipal Securities)		5360	$	5361		5362
16. Failed to receive 11 business days of longer (21 business Days or longer in the case of Municipal Securities)		5363	$	5364		5365

17. Security concentrations (See instructions in Part I):			
A. Proprietary positions	$		5370
B. Customers' accounts under Rule 15c3-3	$		5374
18. Total of personal capital borrowings due within six months	$		5378
19. Maximum haircuts on underwriting commitments during the period	77 $		5380
20. Planned capital expenditures for business expansion during next six months	$		5382
21. Liabilities of other individuals or organizations guaranteed by respondent	$		5384
22. Lease and rentals payable within one year	$		5386
23. Aggregate lease and rental commitments payable for entire term of the lease			
A. Gross	$		5388
B. Net	$		5390

OMIT PENNIES

ASB SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash Flows From Operating Activities:	
Net income	$ 3,760,821
(Increase) decrease in operating assets:	
Securities owned	(2,170,000)
Other assets	(624,168)
Decrease (increase) in operating liabilities:	
Accounts payable	(702,864)
Income taxes payable	125,364
Net Cash Flows from Operating Activities	389,153
Cash Flows from Financing Activities	0
Net increase (decrease) in cash	389,153
Cash - December 31, 2007	3,236
CASH - DECEMBER 31, 2008	$ 392,389

ASB SECURITIES, LLC
RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2008

Net capital per internal report	$6,289,784
NET CAPITAL PER AUDITED REPORT	$6,289,784

NO MATERIAL DIFFERENCES EXISTED